# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wolfspeed, Inc., CIK 0000895419
CUSIP: 97785W106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4600 Silicon Drive, Durham, North Carolina (NC), 27703
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000703361

## Reporting persons
- Renesas Electronics America Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 32,892,174; aggregate amount beneficially owned 32,892,174 (56% of the class)
- Renesas Electronics Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 32,892,174; aggregate amount beneficially owned 32,892,174 (56% of the class)
  Comment: Item 9 is based on (i) 16,852,372 shares of Common Stock, (ii) 11,096,247 shares of Common Stock issuable upon the conversion of the Issuer's 2.5% Convertible Second Lien Senior Secured Notes due 2031 (the "Convertible Notes") held by Renesas Electronics America Inc. ("REA"), and (iii) 4,943,555 shares of Common Stock issuable upon the exercise of the warrant (the "Warrant") to purchase Common Stock of the Issuer beneficially owned by REA (such shares of Common Stock, collectively, the "REA Reserve Shares").
  
  Item 11 is based on 25,855,390 shares of Common Stock outstanding as of October 14, 2025, as reported on the Issuer's Definitive Proxy Statement on Schedule 14A filed on October 23, 2025, plus the REA Reserve Shares.

## Item 1. Issuer
Name of issuer: Wolfspeed, Inc.
Address of issuer's principal executive offices: 4600 Silicon Drive, Durham, NC, 27703

## Item 2. Person Filing
Name of person filing: Renesas Electronics America Inc.
Address of principal business office or, if none, residence: 6024 Silver Creek Valley Road, San Jose, CA 95138
Citizenship: CA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
32,892,174

Pursuant to the Issuer's Joint Prepackaged Chapter 11 Plan of Reorganization, the Issuer holds the REA Reserve Shares in reserve for REA. Until certain regulatory approvals are received, REA may direct the Issuer to make sales of the REA Reserve Shares and to remit the cash proceeds from such sales directly to REA, but REA may not exercise voting power over such REA Reserve Shares. Renesas Electronics Corporation, as the sole shareholder of REA, may be deemed to have dispositive power over the shares of Common Stock, Convertible Notes and Warrants beneficially owned by REA and, accordingly, may be deemed to beneficially own the reported securities.
Percent of class: 56.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 32,892,174

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Renesas Electronics America Inc.: /s/ Takahiro Homma, Takahiro Homma - Authorized Signatory (11/07/2025)
- Renesas Electronics Corporation: /s/ Takahiro Homma, Takahiro Homma - General Counsel (11/07/2025)
Comment: Exhibit 99.1 JOINT FILING STATEMENT